Exhibit 26

British American Tobacco p.l.c. (the “Company”)

27 June 2025

Share Buyback Programme

Further to the share buyback programme announcement on 18 March 2024 (“the Programme”), the Company announces that it has entered into an irrevocable, non-discretionary agreement with UBS AG London Branch (“UBS”) to purchase ordinary shares of the Company (“Shares”) during the closed period commencing on 1 July 2025 and ending at the close of business on 30 July 2025, the day prior to the release of its half year preliminary results.

As announced on 28 May 2025, the Company has extended the Programme by an additional £200 million, taking the total amount to be repurchased by 31 December 2025 to £1.1 billion. The extension of the Programme is being funded using the net proceeds of the block trade of 313,000,000 ordinary shares in ITC Limited to institutional investors by way of an accelerated bookbuild process, as announced on 28 May 2025.

UBS will make its trading decisions in relation to the Company’s Shares independently of, and uninfluenced by, the Company.

The purpose of the Programme is to reduce the share capital of the Company. The Shares repurchased will be cancelled.  The maximum number of Shares permitted to be purchased by the Company under the Programme, pursuant to the authority granted by its shareholders at the Company's 2025 AGM, is 220,451,469 Shares (less the number of Shares subsequently purchased by the Company under the Programme since that authority was granted).

Any purchases of Shares by the Company in relation to this announcement will be undertaken within certain pre-set parameters, and in accordance with both the Company’s general authority to repurchase shares granted by its shareholders at the Company's 2025 AGM, the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (2016/1052), in each case as such legislation forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended), and Chapter 9.6 of the Financial Conduct Authority's UK Listing Rules.

The maximum price which may be paid for a Share is an amount (exclusive of taxes and expenses) equal to the higher of:

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105 per cent of the average market value of a Share as derived from the LSE's Daily Official List for the five business days immediately preceding the day on which the Share is purchased, in accordance with Listing Rule 9.6.1 of the Listing Rules published pursuant to Part 6 of the Financial Services and Markets Act 2000 ("FSMA") (the "Listing Rules"); and

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the higher of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out, including when the shares are traded on different trading venues, in accordance with Article 3(2) of the UK Safe Harbour Regulation.

Enquiries:

Investor Relations
Victoria Buxton | IR_team@bat.com